VIA EDGAR

December 10, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Office of Life Sciences

Re:	Spring Bank Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-234436
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Spring Bank Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-234436) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Thursday, December 12, 2019, or as soon as practicable thereafter.

Please call Megan N. Gates (617-348-4443) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

Spring Bank Pharmaceuticals, Inc.

By:        /s/ Jonathan Freve

Jonathan Freve

Chief Financial Officer